Exhibit 99.5

News release

TSX, NYSE – HBM

2011 No. 33

HudBay Minerals Releases Second Quarter 2011 Results

Strong Production Results Remain on Track to Meet 2011 Guidance

Highlights

•	Production of all key metals and costs remain on track to meet 2011 guidance

•	Profit before asset impairments* increased to $40.0 million, or $0.23 per share, in the second quarter of 2011, compared to $4.4 million, or $0.03 per share, during the second quarter of 2010

•	Lalor development proceeding on schedule with the main production hoist and man hoist starting to arrive on site for installation in the third quarter of 2011

•

Exploration drilling continues to encounter high grade copper (3.23% copper equivalent over 52.5 meters and 1.54% copper equivalent over 44.7 meters) at Pampacancha, demonstrating the continuity of the deposit, with geophysical surveys completed on the Chilloroya South and Pampacancha prospects

•

Exploration drilling at 100% owned Tom and Jason zinc-lead rich properties in the Yukon will test possible extensions of known mineralization and provide metallurgical samples and information required for a preliminary economic assessment in early 2012

•	Semi-annual dividend of $0.10 per share declared

Toronto, Ontario – August 9, 2011 – HudBay Minerals Inc. (“HudBay”, the “company”) (TSX:HBM) (NYSE:HBM) today released its second quarter 2011 financial results. Profit before asset impairments* related mainly to the Fenix nickel project in Guatemala, increased to $40.0 million, or $0.23 per share, in the second quarter of 2011, compared to $4.4 million, or $0.03 per share, during the second quarter of 2010. During the second quarter of 2011, HudBay recognized pre-tax impairment losses of $212.7 million on the Fenix project and $1.4 million related to available-for-sale investments. Including the impairment losses, the second quarter loss attributable to shareholders was $171.9 million, or $0.97 per share. Profit before asset impairments grew during the quarter mainly due to higher metal prices and sales volumes. HudBay’s board of directors has declared a semi-annual dividend in the amount of $0.10 per common share, payable on September 30, 2011 to shareholders of record on September 15, 2011.

“Our operating mines delivered very strong performance during the second quarter of 2011 and we remain confident in our ability to meet our production and cost guidance for the remainder of the year,” said David Garofalo, HudBay’s president and chief executive officer.

*	Refer to “Non-IFRS Measures” at the conclusion of this press release

“We have also been successful in securing the railcars needed to significantly reduce the copper concentrate inventory levels at our northern Manitoba operations. We made good progress on our strategic objectives, with the announcement of an optimized project plan and commitment to a new concentrator at Lalor, progress towards a development decision at Reed, continued exploration success with high grade drill intercepts in Peru, in addition to front-end engineering for the Constancia project.”

Strong Revenue Growth Due to Higher Metals Prices and Sales Volumes

HudBay generated strong revenue growth as a result of higher metal prices and higher sales volumes. Results for the second quarters of 2011 and 2010 have been presented in accordance with International Financial Reporting Standards (“IFRS”). Compared to results for the second quarter of 2010 previously reported under Canadian generally accepted accounting standards (“CGAAP”), IFRS profit for the second quarter of 2010 includes additional exploration expenses of $11.5 million primarily related to the Lalor project. Other differences between CGAAP and IFRS and their impact on the company’s financial results are described in HudBay’s interim financial statements for the second quarter of 2011.

On August 5, 2011, HudBay announced it had entered into a definitive agreement with the Solway Group (“Solway”) to sell 100% of the company’s interest in the Fenix ferro-nickel project in Guatemala for US$140 million in cash at closing and US$30 million upon the satisfaction of certain conditions during the course of Solway’s development of the project. Closing of the transaction is expected to occur in the third quarter of 2011. HudBay recognized an impairment loss related to its investment in Fenix of $212.7 million during the second quarter.

Co-product costs per unit sold in the second quarter of 2011 were $1.50 per pound of copper, $266 per ounce of gold and $1.00 per pound of zinc.* Co-product costs of copper increased compared to the first quarter of 2011 as by-product credits included the one-time sale of copper bearing material in the first quarter following the closure of the company’s copper smelter and refinery.

The company was pleased with its cost control at its flagship 777 mine as mining costs of $33.49 per tonne were essentially unchanged from the 2010 comparable period. As expected, unit mining costs per tonne at Trout Lake and Chisel North increased over the prior year due to the complex nature of these late-stage mining operations and reduced cost capitalization given the short remaining mine life. These costs are expected to remain within the range of guidance for 2011 in HudBay’s press release dated December 13, 2010.

Trout Lake’s mine life is expected to be extended slightly to the end of the first quarter of 2012 from the end of 2011, as previously projected. Unit operating costs at our Flin Flon and Snow Lake concentrators are also expected to remain within previous guidance over the full year. Unit costs at Flin Flon of $14.15 per tonne in the second quarter were higher than the average expected for the full year due to scheduled downtime for preventative maintenance.

Sales of copper concentrate benefited from substantially improved access to railcar capacity, both from leased cars as well as railway-supplied cars. Copper concentrate inventories at Flin Flon have continued to be drawn down, and HudBay continues to expect copper concentrate sales to exceed production in the remaining two quarters of 2011, resulting in the sale of most of the excess inventory.

Strong Cash Flow Generation

Operating cash flow before changes in non-cash working capital* increased to $63.5 million, or $0.37 per share, in the second quarter of 2011 from $32.5 million, or $0.22 per share, in 2010 mainly as a result of higher metals prices and sales volumes. Capital expenditures increased to $55.2 million due to the acceleration of construction at Lalor and commencement of pre-construction activities at Constancia, offset in part by reduced sustaining capital expenditures.

Cash and cash equivalents decreased to $747.7 million at June 30, 2011 from $901.7 million at December 31, 2010. The decrease in cash and cash equivalents during 2011 was due mainly to our acquisition of Norsemont, capital expenditures, strategic investments and payment of dividends.

Together with our unused credit lines, HudBay has available liquidity of approximately $1.0 billion and no debt. While the company believes that the Lalor and Constancia projects can be financed from existing resources and future cash flows, it expects to arrange additional debt financing at either the corporate or project level to maintain optimum financial flexibility.

For additional information on HudBay’s second quarter 2011 financial results, please refer to the Second Quarter 2011 Supplemental Disclosure document at:

http://media3.marketwire.com/docs/HBMSUPP0809.pdf

Lalor Development Proceeds on Schedule;

New Concentrator to Be Constructed

The Lalor project’s development and site construction are proceeding on schedule. As at August 8, 2011, the Lalor project has gone over 600 days without a lost time accident.

On July 5, 2011, the company committed to an incremental $144 million investment to construct a new concentrator and paste backfill plant at the Lalor site. The project’s overall budget is now $704 million, which includes $441 million for the construction of the mine and associated infrastructure, and $263 million for a concentrator and backfill plant adjacent to the main production shaft.

The new concentrator will have a milling capacity of 4,500 tonnes per day and is expected to allow for reduced operating costs, improved economies of scale and efficiencies compared to upgrades to the company’s Snow Lake concentrator. HudBay has spent approximately $122 million on the project to June 30, 2011.

The company continues to make significant progress on the planned 3,200 meter access ramp at the Lalor project, having advanced close to 2,500 meters since the start of the project in December 2009. The ramp is intended to extend to the base of the ventilation shaft that is currently under construction. HudBay expects to complete the ramp to the 810 meter level and continue with multiple headings by the fourth quarter of 2011. HudBay plans to reach the ventilation site in the first quarter of 2012, start diamond drilling from underground, access the ore zones and proceed to the main production shaft location.

The ventilation shaft has been presunk to the 30 meter level and construction is complete on the temporary headframe and hoist arrangement to support the sinking.

The shaft crews have commissioned the sinking equipment and, as of August 8, 2011, the shaft has been sunk to a depth of approximately 63 meters. The ventilation shaft is scheduled to be completed in the second quarter of 2012, after which first ore production is expected up the ventilation shaft.

HudBay has started construction on the permanent main fresh air fan and heater system for the ramp. This work is scheduled to be completed during the summer of 2011 in preparation for the next heating season.

Construction is proceeding on the main site. The polishing pond (settling pond) is complete and being used for the water from the ventilation shaft sink. The water treatment plant is moving ahead with piping, and the civil foundation work is complete. The ventilation plenum, main shaft collar and production hoist foundations have been excavated. Framing and concrete pours for the shaft hoist foundations are proceeding. Steeling framing is arriving on site for the hoist house building and is currently being erected, with headframe steel to follow.

The construction camp in Snow Lake is fully commissioned, and HudBay can now accommodate 196 construction workers.

Procurement and tendering is ongoing on the long-lead items. The main production hoist and man hoist have started to arrive on site for installation in the third quarter of 2011.

HudBay is continuing with metallurgical testing of Lalor ores, focusing on gold recovery optimization and environmental testing of the potential water effluent from the concentrator. Work continues on optimization of the reagent used and projected consumption.

Three drills are operating near the Lalor project, with two drills concentrating on geophysical anomalies peripheral to the deposit. An underground drill from the Lalor ramp is testing geophysical and geological targets. Results will be disclosed as they are compiled and evaluated.

Exploration Drilling Continues at the Constancia Project;

Assays from Infill Holes Demonstrate Continuity of Copper Mineralization

The exploration permits required to continue testing the mineralized extent of the Pampacancha deposit to the west and south of drill hole PO-11-072, which intersected 121.45 meters of 1.62% copper (see HudBay’s press Release dated June 14, 2011), were received during the second quarter of 2011.

The geophysical surveys over Chilloroya South and Pampacancha are now complete and results are being interpreted. One diamond drill will be diverted from the exploration program in the short term to facilitate the geotechnical program and maintain the project schedule, while three drills will continue to explore Pampacancha.

Highlights from recent infill drilling on the Pampacancha deposit include the following:

HOLE	Length	From	To	Cu (%)	Mo- (ppm)	Ag- (g/t)	Au- (g/t)	Cu Eq (%)
PO-11-077	52.50	7.00	59.50	2.48	262	3.23	0.99	3.23
PO-11-079	44.70	62.3	107	1.06	419	6.00	0.33	1.54

Note: Calculated using commodity prices of US$1,000/oz Au, US$20.00/oz Ag, US$2.50/lb Cu and US$13.00/lb Mo. Copper cut-off reported as 0.2%. Composited intersections are reported as core length and do not represent true width. Composited intersections reported considered maximum internal dilution of 6 meters and minimum reported interval length of 6 meters.

HOLE	Easting	Northing	Elevation	Azimuth	Dip	Depth
PO-11-077	204,751.00	8,397,051.00	4,200.70	88.00	-86.00	203.40
PO-11-079	204,645.00	8,397,055.00	4,218.30	94.00	-85.00	183.90

Note: Collar coordinates, National Grid UTM coordinates based on the Provisional South America 1956 (PSAD56) datum 19S

Additional drill results and a plan map showing the location of the Pampacancha drill holes can be viewed at http://www.hudbayminerals.com/ourBusiness/exploration.php#.

For additional detail on Pampacancha and the Constancia project generally, refer to Norsemont Mining Inc.’s NI 43-101 technical report entitled “Norsemont Mining Constancia Project Technical Report 21 February 2011” (the “Constancia Technical Report”), available under Norsemont’s profile at www.sedar.com.

Constancia Feasibility Study Optimization is Ongoing;

On Track Toward Construction Decision in Early 2012

On March 31, 2011, HudBay announced a 2011 pre-construction program for the Constancia project with a total budget of US$116 million. The program contemplates early equipment procurement for long lead items, a resource model update, metallurgy review, pit optimization study, geotechnical and condemnation drilling and a

US$9 million exploration program.

HudBay is conducting a technical review of the feasibility study optimization (“FSO”) completed by Norsemont in February 2011, to consider initiatives from its earlier due diligence review and the requirements of the existing FSO project schedule, which currently remains the project base case. Subject to Board approval, HudBay expects construction to begin in early 2012, leading toward the first full year of production by 2016.

This work includes items such as additional resource modelling, geotechnical and hydrogeological studies along with further condemnation drilling. Actions are also underway to move the project forward into the next phase of engineering and to prepare for project construction.

To maintain the FSO schedule, procurement of long lead items such as the grinding mills and mining fleet is expected to commence by the end of 2011.

Reed Copper Project;

Advancing Pre-feasibility Work

Pursuant to a joint venture with VMS Ventures Inc, (“VMS”), HudBay has a 70% interest in the Reed copper project, which is a high-grade near-surface copper deposit that could be accessed via a ramp with the ore trucked to HudBay’s Flin Flon concentrator.

A pre-feasibility study and the technical activities required for permitting, including metallurgical and geotechnical testing and mine design, are underway. An application for an advance exploration permit is expected to be submitted in the third quarter.

Two drills are operating at the Reed copper project and targeting regional geophysical anomalies within three kilometers of the project with an aim to meet work commitment requirements on properties under option from VMS.

Back Forty Project;

Feasibility Study and Permit Application Targeted for Second Quarter 2012

Preparation for a permit application and an economic assessment at the Back Forty project are ongoing. Current engineering efforts are focusing on the optimal size and scope of the project. Preliminary economic guidance is expected before year end. HudBay intends to complete a feasibility study and submit a permit application by the second quarter of 2012.

Drilling on several near deposit geophysical anomalies is scheduled to begin in the third quarter of 2011. The exploration alliance with Aquila Resources Inc. has yielded some promising greenfield geophysical targets to date, which will be further examined during the balance of the year.

Tom and Jason Properties;

Exploration to begin Mid-August

Exploration at HudBay’s Tom and Jason properties in the Yukon is set to begin in mid-August with two drills testing possible extensions to known mineralization and enabling collection of metallurgical samples required for the preparation of economic assessments. The Tom and Jason properties include an indicated mineral resource of 6.4 million tonnes of 6.33% zinc, 5.05% lead, and 56.55 g/t silver and an inferred resource of 24.6 million tonnes of 6.71% zinc, 3.48% lead and 33.85 g/t silver. The exploration on these properties is intended to assist with upgrading and expanding the current mineral resource and provide the necessary information for a preliminary economic assessment in early 2012.

Key Financial Results

($000s except per share amounts)	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Revenue	246,823	187,341	424,168	428,647
Profit before tax and asset impairments[2,3]	69,908	19,926	105,208	54,905
Profit before asset impairments[2,3]	39,967	4,431	56,764	15,014
EPS[1] before asset impairments[2,3]	0.23	0.03	0.35	0.10
(Loss) profit before tax	(145,672)	19,794	(112,082)	54,783
(Loss) profit	(171,878)	4,299	(156,791)	14,892
Basic and diluted (loss) EPS[1]	(0.97)	0.03	(0.92)	0.10
Operating cash flow[3,4]	63,467	32,499	109,803	82,013
Operating cash flow per share[3,4]	0.37	0.22	0.67	0.54
Cash and cash equivalents	747,710	911,778	747,710	911,778
Total assets	2,348,226	1,984,576	2,348,226	1,984,576

[1]	Earnings per share.
[2]	Attributable to owners of the Company
[3]	Refer to “Non-IFRS measures” at the conclusion of this press release.
[4]	Before changes in non-cash working capital.

Non-IFRS Measures

Operating cash flow before changes in non-cash working capital, operating cash flow per share, cash cost per pound of zinc sold, co-product cash costs per unit sold, profit before tax and asset impairments, profit before asset impairments and earnings per share before asset impairments are included in this news release because these measures are performance indicators that we use internally to monitor performance. We use these measures to assess how well we are performing compared to plan and to assess the overall effectiveness and efficiency of mining, processing and refining operations. We believe that the inclusion of these measures in the news release helps an investor to assess performance “through the eyes of management” and that certain investors use these measures to assess our performance.

These measures do not have a meaning presented by IFRS and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating cash flow before changes in non-cash working capital and operating cash flow per share

The following table presents our calculations of operating cash flow before changes in non-cash working capital and operating cash flow per share for the three months and six months ended June 30, 2011 and June 30, 2010.

	Three Months Ended		Six Months Ended
($000s except share and per share amounts)	June 30 2011	June 30 2010	June 30 2011	June 30 2010

Cash generated by operating activities, per financial statements	82,000	72,860	74,656	137,230
Adjustments:
Changes in non-cash working capital	(8,463)	(18,112)	2,375	(17,313)
Changes in tax receivable	(5,417)	(4,098)	7,568	(15,313)
Changes in tax payable, excluding effect of OCI items	(4,653)	(18,151)	25,204	(22,591)

Operating cash flow before changes in non-cash working capital	63,467	32,499	109,803	82,013
Weighted average shares outstanding	171,381,834	150,795,852	163,737,799	152,215,266

Operating cash flow per share	$0.37	$0.22	$0.67	$0.54

This measure is intended to provide an indication of HudBay’s operating cash flow generation prior to the impact of fluctuations in working capital accounts, including taxes payable and receivable (but excluding the effect of OCI items).

Under CGAAP, “Changes in non-cash working capital” in the statement of cash flows included changes in taxes payable and receivable (but excluding the effect of OCI items), whereas IFRS presentation requires that taxes paid be presented separately in the statement of cash flows.

This non-IFRS measure generates results that are comparable to HudBay’s previous non-GAAP presentation of Operating cash flow before changes in non-cash working capital.

Cash cost per pound of zinc sold

HudBay’s cash cost per pound of zinc sold, net of by-product credits, for the second quarter of 2011 was negative US$1.12 per pound, representing costs associated with HBMS operations, as calculated in the following table:

	Three Months Ended				Six Months Ended
($000s except as noted)	June 30 2011		June 30 2010		June 30 2011		June 30 2010

Other cost of sales		126,064		111,132		220,935		253,765
Selling and other operating expense		1,229		1,451		3,040		2,137

		127,293		112,583		223,975		255,902
Less by-product credits[1]		(188,224)		(142,218)		(306,850)		(308,702)

Cash cost net of by-products		(60,931)		(29,635)		(82,875)		(52,800)
Exchange rate (US $1 to C$)[2]		0.968		1.028		0.977		1.034

Cash cost net of by-products	US	(62,945)	US	(28,828)	US	(84,826)	US	(51,064)
Zinc sales (000’s lbs.)		56,176		49,112		111,022		114,735

Cash cost per pound of zinc sold, net of by-product credits in US $/lb.	US	(1.12)	US	(0.59)	US	(0.76)	US	(0.45)

[1]	By-product credits include revenues from sale of copper, gold, silver, the value added by converting zinc to zinc oxide, and by-product sales.
[2]	Weighted average exchange rate for sales during the period.

HudBay’s calculation of cash cost per pound of zinc sold is significantly influenced by by-product metal prices, which may fluctuate going forward.

Co-product cash costs per unit sold

In the third quarter of 2010, HudBay introduced co-product cash costs as a new non-IFRS measure. The company believes these costs serve as meaningful indicators for investors to evaluate HudBay’s operations.

Costs for the second quarter of 2010 have not been included for comparability because they included substantial purchased copper concentrate volumes together with the cost of the smelter and refinery, which were closed in 2010.

Whereas cash costs net of by-product credits present the cash costs of a single metal, assuming that all other metals are by-products of the given metal, co-product cash costs present a cost of producing each of our primary metals, copper, zinc and gold, based on an allocation of costs among the metals. Costs that can be readily associated with a specific metal are allocated to that metal. Mining and milling costs for HudBay’s Trout Lake and 777 mines are allocated proportionately based on the value of the contained metals at prevailing metals prices. Operating overhead expenses and site administrative expenses

(in both cases, excluding costs not related to HudBay’s HBMS operations) are generally allocated equally between zinc and copper with some further cost allocation to gold.

In order to present a cost per finished unit sold, the company also adds to these costs third party treatment and refining costs, which are deducted from revenue in HudBay’s financial statements.

We treat zinc oxide production as a by-product of zinc production, so the costs of our Zochem operation are allocated to zinc operating expenses, and zinc oxide revenues are deducted from total zinc cash costs. Similarly, we treat silver production as a by-product of gold production. Copper by-products include the one-time sale of copper bearing material from the closure of the WPCR. Other miscellaneous revenues are allocated among zinc, copper and gold in the same manner as general and administrative costs unless specific to either the zinc or copper processing.

While we expect the impact of fluctuating metals prices to be less significant on co-product cash costs than it is on by-product cash costs, changes in relative metals prices may cause our reported cash costs to vary substantially over time, irrespective of our operational results. Significant management judgement is also required in determining how costs should be allocated among metals. Caution should also be exercised in using co-product cash costs to evaluate the profitability of a particular metal, as the profitability of our polymetallic mines is dependent on the production of all of our principal metals.

Three Months Ended June 30, 2011

($000s except as noted)	Copper	Zinc	Gold	Total
Other cost of sales	47,435	64,926	13,703	126,064
Treatment and refining costs[1]	7,685	—	2,548	10,233

	55,120	64,926	16,251
Zinc oxide and by-product revenues	(4,421)	(8,485)	(8,906)

Co-product costs	50,699	56,441	7,345
Sales volume[2]	33,880	56,175	27,632

Co-product cash costs per unit[2] sold	$1.50	$1.00	$266

[1]	Treatment and refining costs are deducted from revenue.
[2]	Copper and zinc sales volumes denoted in 000’s pounds, and gold sales volumes denoted in troy oz.

Six Months Ended June 30, 2011

($000s except as noted)	Copper	Zinc	Gold	Total
Other cost of sales	72,273	128,746	19,916	220,935
Treatment and refining costs[1]	12,054	—	3,601	15,655

	84,327	128,746	23,517
Zinc oxide and by-product revenues	(18,293)	(17,371)	(13,047)

Co-product costs	66,034	111,375	10,470
Sales volume[2]	52,480	111,022	40,582

Co-product cash costs per unit[2] sold	$1.26	$1.00	$258

[1]	Treatment and refining costs are deducted from revenue.
[2]	Copper and zinc sales volumes denoted in 000’s pounds, and gold sales volumes denoted in troy oz.

Profit before tax and asset impairment, profit before asset impairment, earnings before asset impairment per share1

	Three Months Ended		Six Months Ended
($000s except per share amounts)	Jun. 30 2011	Jun. 30 2010	Jun. 30 2011	Jun. 30 2010

(Loss) profit	(171,878)	4,299	(156,791)	14,892
Adjustments:
Taxes	26,206	15,495	44,709	39,891
Impairment, available-for-sale investments	1,390	—	1,390	—
Impairment, Fenix	212,739	—	212,739	—

Profit before tax and asset impairments	68,457	19,794	102,047	54,783
Add: non-controlling interest	4,959	132	6,669	122
Less: impairment loss attributable to non-controlling interests	(3,508)	—	(3,508)	—

Profit before tax and asset impairments[1]	69,908	19,926	105,208	54,905

Profit before tax and asset impairments[1]	69,908	19,926	105,208	54,905
Less: taxes	(26,206)	(15,495)	(44,709)	(39,891)
Adjust for: tax recovery related to impairment of available-for-sale investment	(174)	—	(174)	—
Adjust for: tax recovery related to impairment of Fenix	(3,561)	—	(3,561)	—

Profit before asset impairments[1]	39,967	4,431	56,764	15,014

Weighted average number of common shares outstanding	171,381,834	150,795,852	163,737,799	152,215,266

Earnings before asset impairment per share[1]	$0.23	$0.03	$0.35	$0.10

[1]	Attributable to owners of the company.

Please also see HudBay’s consolidated financial statements and related notes together with Management’s Discussion and Analysis of Operations and Financial Condition for the quarter ended June 30, 2011, which are available under HudBay’s SEDAR profile at www.sedar.com and HudBay’s website at www.hudbayminerals.com. All amounts are in thousands of Canadian dollars unless otherwise noted.

Website Links

HudBay Minerals Inc.:

www.hudbayminerals.com

Management’s Discussion and Analysis:

http://media3.marketwire.com/docs/HBMMDA0809.pdf

Financial Statements:

http://media3.marketwire.com/docs/HBMFS0809.pdf

Second Quarter 2011 Supplemental Disclosure

http://media3.marketwire.com/docs/HBMSUPP0809.pdf

Conference Call and Webcast

Date:	Wednesday, August 10, 2011
Time:	8:30 a.m. ET
Webcast:	www.hudbayminerals.com
Dial in:	416-644-3418 or 800-814-4861
Replay:	416-640-1917 or 877-289-8525
Replay Passcode:	4458908#

The conference call replay will be available until midnight (Eastern Time) on August 17, 2011. An archived audio webcast of the call also will be available on HudBay’s website.

HudBay Minerals Inc.

HudBay Minerals Inc. (TSX, NYSE: HBM) is a Canadian integrated mining company with assets in North, Central and South America principally focused on the discovery, production and marketing of base and precious metals. The company’s objective is to maximize shareholder value through efficient operations, organic growth and accretive acquisitions, while maintaining its financial strength. A member of the S&P/TSX Composite Index and the S&P/TSX Global Mining Index, HudBay is committed to high standards of corporate governance and sustainability.

Qualified Person

The technical and scientific information in this news release has been prepared by or under the supervision of Cashel Meagher, P.Geo. Mr. Meagher is a “qualified person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects.

Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to the Company’s intentions respecting Norsemont and its Constancia project, the Company’s ability to develop its key projects, the ability of management to execute on key strategic and operational objectives and meet production forecasts, exploration expenditures and activities and the possible success of such exploration activities, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, mineral pricing, mine life projections, and business and acquisition strategies. Often, but not always, forward-looking information can be identified by the use of forward-looking words like “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “understands”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”.

Forward-looking information is based on the opinions and estimates of management as of the date such information is provided and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of HudBay to be materially different from those expressed or implied by such forward-looking information, including the ability to develop and operate its key projects on an economic basis and in accordance with applicable timelines, geological and technical conditions, the ability to meet required solvency tests to support a dividend payment, risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), failure of plant, equipment, processes and transportation services to operate as anticipated, dependence on key personnel and employee relations, environmental risks, government regulation, actual results of current exploration activities, possible variations in ore grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, land titles, and social and political developments and other risks of the mining industry as well as those risk factors discussed or referred to in HudBay’s Annual Information Form under the heading “Risk Factors”. Although HudBay has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. In addition, certain forward-looking information in this MD&A relate to prospective results of operations, financial position or cash flows based on assumptions about future economic conditions or courses of action.

Such information is provided in attempt to assist the reader in identifying trends and anticipated events that may affect HudBay’s business, results of operations and financial position and may not be appropriate for other purposes. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. HudBay does not undertake to update any forward-looking information, except as required by applicable securities laws, or to comment on analyses, expectations or statements made by third parties in respect of HudBay, its financial or operating results or its securities.

Note to United States Investors

Information concerning our mineral properties has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of SEC Industry Guide 7. Under Securities and Exchange Commission (the “SEC”) Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the United States Industry Guide 7 definition of “Reserve”.

In accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. You are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined.

Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, you are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, you are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. You are urged to consider closely the disclosure on the technical terms in Schedule A “Glossary of Mining Terms” of HudBay’s annual information form for the fiscal year ended December 31, 2010, available on SEDAR at www.sedar.com and incorporated by reference as Exhibit 99.1 in HudBay’s Form 40-F filed on March 31, 2011 (File No. 001-34244).

(HBM-F)

For further information, please contact:

HudBay Minerals Inc.

John Vincic

Vice President, Investor Relations and Corporate Communications

(416) 362 0615

Email: john.vincic@hudbayminerals.com